EXHIBIT 99.2(h)(iii)

N.S. Taylor & Associates, Inc.                         131 South Stagecoach Road
                                                                    P.O. Box 358
                                                             Atkinson, ME  04426

                                                             Phone: 207.564.8700
                                                                Fax 207.564.0800
                                                                www.nstaylor.com


                                                  December 24, 2003



Mr. Thomas Winmill
President
Global Income Fund, Inc.
11 Hanover Square, 12th Floor
New York, NY 10054


Dear Mr. Winmill:

     This letter agreement sets forth the terms and conditions under which Global Income Fund, Inc. (the "Fund") has engaged N.S. Taylor & Associates, Inc. ("Taylor") in connection with the Fund's Rights Offering, scheduled to be held on a date to be determined (the "Offer").


     1. The Fund hereby retains Taylor for Information Agent services (the "Services") in connection with the Offer and requests and authorizes Taylor to contact and to provide information to the Fund's shareholders with respect to matters to be considered with regard to the Offer. For the purposes of this agreement, such Services shall not include services in connection with the Offer for which there is a completing offer in opposition to the Offer proposed by the Fund.


     2. The Fund agrees that Taylor shall have the right to pass upon and approve any and all references to Taylor in any materials used by the Fund in connection with the Offer (the "Materials").


     3. Taylor agrees to preserve the confidentiality of all non-public information provided by the Fund or its agents for Taylor's use in rendering services hereunder.


     4. The Fund agrees to pay to Taylor as compensation for the Services a fee of $5,000.00 pursuant to the following schedule:

          50% Due, payable and earned on the date that the Fund's Materials are first sent or mailed to its shareholders; and

          50% Due, payable and earned at the expiration of the Offer.

     Our fee for contacting shareholders will be $3.75 per inbound and outbound telephone call plus line charges and the cost of telephone number look-up regardless of the outcome of the Offer.

     The Fund will promptly reimburse Taylor for all expenses, costs and disbursements (including counsel fees and expenses) (the "Expenses") incurred by Taylor in connection with the Services. Taylor will meet these Expenses from a Reimbursement Account (the "Account") established by the Fund pursuant to Taylor's written statement of estimated Expenses as revised and amended during the course of the services. The funds required to establish the Account shall be due and payable on the date that the Fund's materials are first sent or mailed to its shareholders.

     The Account, if depleted, or if deemed necessary by Taylor, will be replenished by the Fund upon Taylor's written request, accompanied by Taylor's interim summary of Expenses. As promptly as practicable upon conclusion of this engagement, Taylor will submit its final statement for Services and return to the Fund any unused portion of the Account.

     The Fund agrees and acknowledges that the Fund's obligations under this paragraph 4 are fixed and nonrefundable (with the exception of the unused portion, if any, of the Account as set forth above), regardless of future developments in, or the outcome of, the Offer.

     5. The Fund represents and warrants to Taylor that all necessary corporate or other action will have been duly taken by the Fund prior to the commencement of any solicitation to authorize the solicitation.

     6. Each party hereto agrees to hold harmless and indemnify the other party hereto and their controlling persons and officers, directors, employees and agents (collectively the "Indemnified Person") from and against all losses, claims, damages, liabilities, disbursements and expenses (including, but not limited to, all counsel fees and expenses) incurred by such Indemnified Persons in connection with any claim arising out of, relating to or in connection with the Services and/or the Offer and/or matters relating thereto including the representations and warranties set forth in paragraph 5 above, except for the other party's gross negligence or willful misconduct. The other party shall reimburse such Indemnified Persons for such counsel fees and expenses when they are paid or incurred by such Indemnified Persons.

     7. Each party agrees to notify the other party promptly of the assertion of any claim against any of the Indemnified Persons in connection with matters set forth in paragraph 6; and each party agrees to notify the other party promptly of the assertion of any claim against the other party. At the indemnifying party's election, unless there is a conflict of interest, the defense of the Indemnified Persons shall be conducted by the indemnifying party's counsel who shall be satisfactory to the other party. In any action or proceeding the defense of which the indemnifying party assumes, an Indemnified Person will have the right to participate in such litigation and to retain its own counsel at such Indemnified Person's own expense. The indemnifying party shall not settle or compromise any such action or proceeding without the Indemnified Person's prior written consent, unless the terms of such settlement or compromise include an unconditional release of the Indemnified Person from all liability or loss arising out of such action or proceeding.

     8. The representations and warranties contained in paragraph 5 above and the indemnity agreement contained in paragraphs 6 and 7 above will survive the term of this agreement.

     9. This letter agreement shall be construed and enforced in accordance with the laws of the state of New York. Each party agrees that any action, suit or proceeding arising out of or based upon this letter agreement shall be brought in any court of competent jurisdiction located in the County of New York, State of New York, or, if any litigation involves issues reserved to the federal courts, the United States District Court for the Southern District of New York or, at the Indemnified Person's option, wherever any claim which is subject to this Agreement is asserted against the Indemnified Party, and the other party hereby consents to the in personam jurisdiction and venue in any such court and to service of process by certified mail, return receipt requested.

     10. This agreement shall be binding on the successors and assigns of Taylor and the Fund, and may not be modified except in writing signed by the parties hereto.

     11. If any provision of this Agreement shall be held illegal or invalid by any court, this Agreement shall be construed and enforced as if such provision had not been contained herein and shall be deemed an agreement between the parties hereto to the fullest extent permitted by law.

     If the foregoing correctly sets forth our understanding, please indicate your acceptance thereof by signing below, whereupon this letter shall constitute a binding agreement between the Fund and Taylor.





                                                  N.S. TAYLOR & ASSOCIATES, INC.



                                                   By:/s/ Kevin Schwicardi
                                                      --------------------------
                                                              Kevin Schwicardi
                                                              President


ACCEPTED AS OF THE DATE
FIRST ABOVE WRITTEN:

GLOBAL INCOME FUND, INC.

By:/s/ Thomas B. Winmill
   ------------------------------
       Thomas B. Winmill
       President